100 NE Adams Street
Peoria, IL 61629

December 15, 2006

Filed via EDGAR
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	Caterpillar Inc. Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31,2005 Filed May 31, 2006 Form 10-Q for the Quarterly Period Ended September 30, 2006 File No. 001-00768

Dear Mr. Cascio:

We have received your comment letter dated November 15, 2006. Your comments are presented below followed by Caterpillar's response to each comment.

FORM 10-K/A for the Fiscal Year Ended December 31, 2005 Consolidated Financial Statements and Notes, page A-5 Note C. Sales and revenue recognition, page A-9

1.
With respect to your accounting policies related to financial products, we note that you record lease revenues “in the period earned.” Please tell us and disclose in future filings when the revenues are earned.

Caterpillar Response:

We note the Staff’s comment, and the following additional disclosures will be included in our future filings:

Revenues of Financial Products primarily represent the following Cat Financial revenues:

▪  Retail (end customer) finance revenue on finance leases and installment sale contracts is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance. Revenue on retail notes is recognized based on the daily balance of retail receivables outstanding and the applicable interest rate.
▪  Operating lease revenue is recorded on a straight-line basis in the period earned over the life of the contract.
▪  Wholesale (dealer) finance revenue on installment contracts and finance leases is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance. Revenue on wholesale notes is recognized based on the daily balance of wholesale receivables outstanding and the applicable effective interest rate.

2.
We note from your disclosure on page A-11 that your more significant estimates include post-sale discounts. We note from page A-15 that the amount of accrued post sale discounts was $62 million, $51 million, and $39 million as of December 31, 2005, 2004, and 2003. On page A-53 you disclose that you “extend numerous merchandising programs that provide discounts to dealers as products are sold to end users.” You also disclose that “[t]he reserve is determined based on historical data adjusted for known changes in merchandising programs” and “[d]iscounts paid may differ from those estimated.”

▪  Please tell us and disclose in future filings the nature of your contingencies related to revenue recognition such as the post-sale discounts.
▪  Please tell us and disclose in future filings the accounting treatments for the contingencies and any significant assumptions, material changes, and reasonably likely uncertainties.
▪  Please discuss your consideration of the merchandising programs and when your price to the buyer becomes fixed and determinable for purposes of revenue recognition as discussed in SAB Topic 13.
▪  Please tell us whether you actually track whether your estimates have been reliable and whether there have historically been any material differences from the post sale discounts reserved and those actually paid.

Caterpillar Response:

Caterpillar routinely extends a number of merchandising programs that provide post-sale cash discounts to dealers and to our OEM (original equipment manufacturer) customers. The amount of accrued post-sale discounts was $616 million, $437 million, and $336 million as of December 31, 2005, 2004, 2003 (the amounts referred to in the comment above represent the related deferred income tax assets). Apart from post-sale discounts, there are no significant contingencies related to revenue recognition.

Our post-sale discounts are accrued and recorded as a reduction to revenue when we recognize the related product sale. Program types vary based on marketing profit center (Asia/Pacific Marketing, EAME Marketing, Latin America, North America Marketing, Power Systems Marketing, as described in Note 25 to our 2005 Form 10-K) and type of product. The most common post-sale discount programs for machines are as follows:

▪  Focus programs - discounts provided to dealers based on their sale of a specified product to an end user in a selected industry (e.g. backhoe loader sold for general construction)
▪  Governmental support programs - discount provided to a dealer when a unit is sold for government business
▪  Retail finance allowances - provide incentives to dealers for referring end users to Cat Financial for financing
▪  Rebate Cap Program - discount provided to dealers based on specific marketing strategies. Dealers use the discount for specified options including providing a customer a credit on a future parts purchase or discounting a machine work tool.
▪  Corporate Accounts - discounts provided to dealers based on their sales to key end users.

The most common post-sale discount programs for engines are as follows:

▪  Special price assistance - special price discount provided to meet competitive pressures (amount is generally known when product sale is recognized).
▪  Original equipment manufacturer programs - discounts provided to OEMs based on their usage of Caterpillar engines. Discount percentage is based on an agreement with each OEM.
▪  Truck Retail incentives - discounts provided to retail truck companies to encourage use of Caterpillar engines in their products.

Although the amount of certain of our post-sale discounts is specifically identifiable at the time of sale, the majority are estimated based on history and any planned changes in our merchandising programs. We believe our price to the buyer is fixed and determinable when we recognize the product sale because post-sale discounts can be reliably estimated at that time. Paragraph 8 of SFAS 48 provides factors that may impair a vendor’s ability to make a reasonable estimate. The following are those that are analogous to post-sale discounts:

▪  Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers;
▪  Absence of a large volume of relatively homogeneous transactions;
▪  Relatively long period in which a particular product may be returned.

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We have been providing post-sales discounts for many years and have significant historical experience. Although we have a variety of discount programs that we estimate at the time of the product sale, they are managed and monitored by each of our marketing profit centers. The discounts are estimated as a percentage of sales for each marketing profit center and are predictable over time. In addition, discounts are earned by dealers and paid over a relatively short period of time after the product sale. For engines, the average time from the product sale to payment of the discount is approximately six months and 95% of the discounts are paid within one year of the product sale. The periods are comparable for machines. For example, in North America, which comprises approximately 65% of machine post-sale discount activity, the average time from the product sale to payment is about five months and substantially all discounts are paid within one year of the sale date.

Our reserves for post-sale discounts are determined by each of our marketing profit centers based on the nature of the discount. The critical assumptions and components used to estimate the discounts and related reserves are:

▪  The value of discounts (percentage of sales or dollar values) of the individual marketing programs being offered. Certain price discounts are specifically linked to a specific product sale. No estimation is involved, as the exact amount of the post-sale discount is known when the product sale is recognized. At December 31, 2005, these discounts represented 13% of our total post-sale discount reserve.
▪  Historical experience of the proportionate value of discounts granted to sales, disaggregated by marketing profit center.
▪  Information reported by dealers regarding sales qualifying for post-sale discounts and dealer inventories.

We monitor our post-sale discount reserve for differences in amounts accrued and amounts paid. Any differences are recorded at least quarterly and historically the effects of changes in our estimates have not been material.

In consideration of the Staff’s comments, in future filings we will include the following revised critical accounting policy:

Post-sale discount reserve - We provide discounts to dealers and original equipment manufacturers through merchandising programs that are administered by our marketing profit centers. We have numerous programs that are designed to promote the sale of our products. The most common dealer programs provide a discount when the dealer sells a product to a targeted end user. OEM programs provide discounts designed to encourage the use of our engines. The cost of discounts is estimated based on historical experience and planned changes in merchandising programs and is reported as a reduction to sales when the product sale is recognized. The amount of accrued post-sale discounts was $616 million, $437 million and $336 million as of December 31, 2005, 2004, and 2003, respectively. The reserve represents discounts that we expect to pay on previously sold units and is reviewed at least quarterly. The reserve is adjusted if discounts paid differ from those estimated. Historically, those adjustments have not been material.

Note 12. Intangible Assets and Goodwill. page A-19 B. Goodwill, page A-19

3.
Please expand your accounting policy in future filings to explain how you test goodwill for impairment and how you determine the amount of any impairment charge recorded. Please refer to paragraphs 19 - 21 of SFAS 142. Please also see our comment below with respect to your September 30, 2006 Form 10-Q.

Caterpillar Response:

We note the Staff’s comment and we will include the following accounting policy in Note 1, “Operations and summary of significant accounting policies” in our future Form 10-K filings:

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," which requires that we test goodwill for impairment annually and whenever events occur or circumstances change that indicate the fair value of a reporting unit may be below its carrying value. We perform our annual goodwill impairment testing in September. Goodwill is reviewed for impairment utilizing a two-step process. The first step requires us to identify the reporting units and compare the fair value of each reporting unit, which we compute using a discounted cash flow analysis, to the respective carrying value, which includes goodwill. If the carrying value is higher than the fair value, there is an indication that an impairment may exist and a second step must be performed. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment loss.

4.	In future filings please include the disclosures required by paragraph 45(c) of SFAS 142 in total and for each reportable segment, or tell us why you are not required to provide additional disclosure.

Caterpillar Response:

We note the Staff’s comment and we will provide the information required by paragraph 45(c) of SFAS 142 in our future filings. Below is an example of the disclosure based on financial data as of September 30, 2006:

Goodwill
(Dollars in Millions)	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Electric Power	Large Power Products	Latin America	North America Marketing	Power Systems Marketing	Financing & Insurance Services	All Other	Consolidated Total

Balance at December 31, 2005	$-	$45	$-	$203	$589	$-	$-	$-	$-	$614	$1,451
Acquisitions	-	-	-	-	39	-	-	-	-	405	444
Impairments	-	-	-	-	-	-	-	-	-	(18)	(18)
Other adjustments	-	-	-	-	-	-	-	-	-	-	-

Balance at September 30, 2006	$-	$45	$-	$203	$628	$-	$-	$-	$-	$1,001	$1,877

Note 25. Segment Information, page A-31
5.
We note your disclosure that your current structure “uses a product, geographic matrix organization comprised of multiple profit and service center divisions.” As a result, you present segments that are either product based or a combination of products and geography. You also disclose on page A-31 that the disclosures you present that are required by SFAS 131 are of “limited value to external readers.” In addition, you disclose that “[d]ue to Caterpillar’s high level of integration and [y]our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, [you] are continuing to disclose financial results for [y]our three principal lines of business (Machinery, Engines and Financial Products) in [y]our Management’s Discussion and Analysis on page A-38.” The basic objective of SFAS 131, as stated in paragraph 3, is to “provide information about the different types of business activities” that you engage in and “the different economic environments” in which you operate: to help users of your financial statements better understand your performance, better assess your prospects for future net cash flows and make more informed judgments about your company as a whole. Given your statements, please tell us why the information presented meets the basic objectives and principles of SFAS 131 in paragraphs 3-8 thereof. Please also tell us how you applied paragraphs 10-16 in determining your operating segments. Finally, please discuss how you considered Item 303 of Regulation S-K and FRC 501.06 in determining the appropriate presentation of segment information in your MD&A.

Caterpillar Response:

Pursuant to the guidance in paragraphs 3 through 8 of SFAS 131, we followed the management approach in order to determine our operating segments and related segment disclosures. The following is an analysis of the factors we considered in determining our chief operating decision maker and operating segments pursuant to SFAS 131:

Caterpillar is led by an executive office consisting of our chairman and five group presidents. Our company is organized into thirty profit and service center divisions, each led by a vice-president who reports directly to one of the five group presidents.

Eight of these divisions are service centers that perform corporate functions and provide centralized services. As these divisions do not engage in business activities from which they earn revenue and incur expenses, they do not meet the definition of an operating segment under SFAS 131.

Each of the twenty-two profit center divisions engages in business activities from which they earn revenue and incur expenses. Annual business plans are prepared by each profit center division and are approved by the executive office. These plans include a budget for the following year with targets for such items as revenue, expenses and capital expenditures as well as non-financial measures such as safety and quality. Throughout the year, the executive office holds vice-presidents accountable for their business plans and incentive compensation is based on performance against the plan. In addition, long-term financial forecasts and strategies prepared by each profit center division serve as a basis for our long-term planning. The divisional results are the primary means by which the executive office allocates resources to and assesses the performance of each division of the company. The vice-presidents referred to above are our segment managers as that term is described in paragraph 14 of SFAS 131.

Page 6

Based on these factors, we have concluded that (1) the executive office is our chief operating decision maker and (2) our profit center divisions each meet the definition of an operating segment.

To determine our reportable segments, we followed Appendix B of SFAS 131.

Step 1 - Identify operating segments (paragraphs 10-15)

As noted above, our operating segments are our twenty-two profit center divisions.

Step 2 - Aggregation (paragraph 17)

We have three operating segments that manufacture large earthmoving machines using a similar production process. These divisions, “Track-type Tractors Division”, “Mining and Construction Equipment Division” and “Wheel Loaders and Excavators Division” all have a large manufacturing presence in Illinois and all sell their machines internally to our worldwide marketing profit centers. In addition, the economic characteristics of these divisions, such as the long-term average gross margins, return on sales and assets and competitive/operating risks, are similar. Based on this analysis, we have aggregated these three divisions into one reportable segment, “Construction and Mining Products.” These are the only operating segments that met the aggregation criteria.

Step 3 - Quantitative Thresholds (paragraph 18)
To assess quantitative thresholds we considered both historical and forecasted financial information. Based on our review, the following operating segments met the defined thresholds:

▪  North American Marketing Division - 10% or more of combined internal and external sales

▪  Large Power Products Division - 10% or more of combined internal and external sales

▪  Financing and Insurance Services - profit of 10% or more of operating segments reporting a profit and 10% or more of operating segment assets

▪  Construction and Mining Products - 10% or more of combined internal and external sales and profit of 10% or more of operating segments reporting a profit

Step 4 - Aggregation of Remaining Operating Segments (paragraph 19)
The EITF clarified this step in EITF 04-10 by reaching a consensus that operating segments that do not meet the quantitative thresholds can only be aggregated if the segments have similar economic characteristics and share the majority of the aggregation criteria in paragraph 17. None of the remaining operating segments met these criteria.

Page 7

Step 5 - 75% of Consolidated Revenue (paragraph 20)
The reportable segments identified in Steps 2 and 3 comprised significantly less than 75% of consolidated revenue. As such, we added operating segments with the most significant amount of external revenue to our reportable segments to achieve the 75% threshold. These were:

▪ Power Systems Marketing Division ▪ Europe, Africa, Middle East Marketing Division ▪ Asia Pacific Marketing Division ▪ Latin America Division ▪ Electric Power Division

Step 6 - All Other Category (paragraph 21)
The remaining operating segments were included in the “All Other” category.

MD&A

We have considered both Item 303 and FRC 501 in preparing our MD&A. Caterpillar is a highly integrated company. Several of our reportable segments sell primarily to internal customers and others sell products purchased internally to our external dealers and customers. This is evidenced by our internal sales being about the same as our external sales. The result is a fragmentation of our business when reportable segments are viewed by the users of our financial statements. Where discussion of consolidated results is not appropriate to an understanding of the business, Item 303 permits registrants to focus the discussion on segment information or information from other subdivisions. We have chosen to focus on another subdivision, our three principal lines of business: Machinery, Engines and Financial Products. Explaining our results in this manner allows us to focus on external transactions and gives investors a clearer picture of our business. Due to the way we organize our profit centers for making operating decisions and assessing performance, explanations focused on the reportable segment data require analysis of a significant volume of intracompany activity that would not assist external readers in analyzing the performance of our company. In addition, a significant amount of our business has been excluded from reportable segments based on the application of SFAS 131 as described above (i.e. the “All Other” category) and other significant reconciling items between reportable segments and consolidated results. Accordingly, Caterpillar senior management utilizes financial results for our three principal lines of business, Machinery, Engines and Financial Products, in order to communicate our financial performance. Our Machinery and Engines principal lines of business are highly integrated and senior management reviews balance sheet and cash flow items on a combined basis for these businesses. The “waterfall charts” (see page A-41 of our 2005 Form 10-K for an example) and related analyses included in our MD&A, along with the supplemental consolidating data comprising Machinery and Engines, Financial Products, Consolidating Adjustments, and Consolidated amounts, are based on the top level information in the "results" presentation that is prepared monthly for our senior management team and used internally to communicate results to our employees and our Board of Directors. (The results package also includes data by profit center.) This presentation of financial results is also our primary means of communicating results to financial analysts and investors. We reconcile data for the principal lines of business discussed in our MD&A to our segment data, which has been developed pursuant to the guidance in SFAS 131.

Page 8

However, in consideration of the Staff’s comments, to increase the focus on segment performance in the MD&A, in future filings we will expand the discussion of any specific transactions (e.g. asset impairments, restructuring charges, legal settlements etc.) to include the reportable segment impacted. For example, in the third quarter 2006, we disclosed that Engines operating profit was impacted approximately $70 million related to a settlement of legal disputes. This charge was reported as a reconciling item between reportable segments and consolidated results. If it had been allocated to a reportable segment, it would have impacted Large Power Products Division.

6.	We note that you present a segment titled “All Other” which includes various activities. Please respond to the following comments:

▪  Please tell us what operating segments you included in this category and why, with reference to the applicable paragraph you relied upon under SFAS 131. For example, if applicable, discuss whether and how you applied paragraph 17 in aggregating the operating segments in this group and how each of the segments met the criteria in that paragraph. Or, if applicable, tell us in sufficient detail how you applied paragraph 19 when combining information about the operating segments.
▪  Please clarify your disclosure in future filings to disclose the basis for combining the segments in the “All Other” category.
▪  Please also tell us how your current disclosures meet the requirements of paragraph 21 of FSAS 131.

Caterpillar Response:

The “All Other” category includes the following divisions:

▪  Solar Division
▪  Industrial Power Systems Division
▪  Specialty Industries Division
▪  Logistics Division
▪  Marketing and Product Support Division
▪  Remanufacturing Division
▪  Motion & Power Control Division
▪  Global Mining Division
▪  Asia Pacific Division - Operations
▪  EAME Product Development and Operations Division
▪  Building Construction Products Division

The “All Other” category resulted from application of paragraph 21 as none of these operating segments met the requirements for reportable segments as outlined in SFAS 131 paragraphs 16 through 20. Specifically, none of these segments have the following characteristics:

▪  Sales of 10% or more of combined internal and external sales of all operating segments;
▪  Profit of 10% or more of combined profit of operating segments reporting a profit;
▪  Loss of 10% or more of combined loss of operating segments reporting a loss;
▪  Assets of 10% or more of the combined assets of all operating segments.

Page 9

In addition, the segments we have reported comprise greater than 75% of total consolidated sales and revenue.

In consideration of the Staff’s comments, and based on the guidance in paragraph 21, we will revise future filings to clearly label the “All Other” category as a reconciling item when reconciling the total of reportable segments to consolidated totals. We will not include the “All Other” category in the presentation of total reportable segments or characterize it as a reportable segment elsewhere in our future filings.

7.
If revenues and sales to external customers attributed to an individual foreign country is material, then please disclose those revenues separately in future filings consistent with paragraph 38(a) of SFAS 131.

Caterpillar Response:

We do not derive a material portion of our sales and revenues from any one particular foreign country. Canada represents the single largest concentration of sales and revenues from a foreign country, and this amounted to 6% ($2,127 million) of Caterpillar's 2005 consolidated sales and revenues.

Form 10-Q for the Quarterly Period Ended September 30, 2006 Note 7. Intangible Assets and Goodwill, page 15 B. Goodwill, page 16

8.
Based upon your disclosure in note 12 of your December 31, 2005 Form 10-K and the discussion of your goodwill impairment on page 16 of your September 30, 2006 Form 10-Q, it is not clear whether you calculate the amount of the goodwill impairment charge based upon the implied fair value of the goodwill. That is, your disclosure only appears to refer to the first part of the impairment test which compares the fair value of a reporting unit with its carrying amount, including goodwill. Please respond to the following:

Please tell us how you determined the amount of your goodwill impairment in the first quarter of 2006. That is, tell us how you determined the implied fair value of the goodwill and whether the amount of the impairment represents the excess of the carrying amount of that goodwill over its implied fair value. Please see paragraphs 20-21 of SFAS 142.

▪  Please tell us how you considered paragraph 29 of SFAS 142 and SFAS 144 in determining the amount of impairment losses related to the reporting unit.
▪  Please tell us and disclose in future filings, the facts and circumstances leading to the impairment consistent with paragraph 47(a) of SFAS 142. We note your disclosure on page 16 that the “business outlook” required the impairment evaluation. Please also include a discussion of the facts and circumstances leading to the impairment in MD&A, or tell us why you are not required to provide additional disclosure.

Caterpillar Response:

We acquired the parts and accessories business of MG Rover in August of 2004. This business includes the sourcing, marketing, distribution and sale of automotive service parts and accessories to MG Rover dealers, distributors, importers and other related customers worldwide. In April 2005, MG Rover went into administration (U.K. equivalent of bankruptcy). At that time, MG Rover ceased production of new vehicles and no longer honored vehicle warranties. This meant that the revenue stream for automotive service parts sales to MG Rover customers would diminish, as it is dependent on continued sales of new vehicles. We considered this a change in circumstances indicating that the carrying value of long-lived assets may not be recoverable and and/or could more likely than not reduce the fair value of the reporting unit below its carrying value. We therefore performed impairment tests in accordance with SFAS 144 and SFAS 142. Because there continued to be a substantial demand for parts to service the existing vehicle population, our tests indicated no impairment had occurred at that time (passed Step 1). We did, however, revise the estimate of the useful life of amortizable intangibles in accordance with SFAS 142, paragraph 14. We also reviewed the useful lives of tangible assets in accordance with APB 20, but concluded that no changes were warranted at that time.

Because of the declining nature of this business and substantial business disruption and uncertainty following the April 2005 bankruptcy of MG Rover, we continued to monitor the assets for impairment throughout 2005 and into 2006. Furthermore, we tested the goodwill for impairment as part of our annual goodwill impairment testing in September 2005 and our test indicated no impairment had occurred at that time (passed Step 1). In the first quarter of 2006, due to the continued decline in the business and MG Rover’s failure to emerge from administration and sale of a portion of its assets, our impairment test indicated that we failed Step 1 of the SFAS 142 impairment test as the estimated fair value of the reporting unit was less than its carrying value. To determine the implied value of goodwill, we allocated the fair value to the assets and liabilities of the unit and determined that there was no implied goodwill, which was consistent with our expectations given the declining nature of the business. Accordingly, an impairment charge was recorded for the remaining goodwill of the MG Rover parts business.

In consideration of the Staff’s comments, we will include the following revised disclosure in both the footnotes and MD&A in our future filings:

During the first quarter of 2006, we determined that the business outlook for the parts and accessories distribution business of MG Rover, acquired in 2004, required a specific impairment evaluation. The declining outlook of this business resulted from the MG Rover’s cessation of vehicle production and warranties resulting from their bankruptcy in 2005. Although the MG Rover parts business continues to provide parts to the existing population of vehicles, the unit’s sales will continue to decline in the future as production of new vehicles has ceased. In determining if there was impairment, we first compared the fair value of the reporting unit (calculated by discounting projected cash flows) to the carrying value. Because the carrying value exceeded the fair value, we then allocated the fair value to the assets and liabilities of the unit and determined the fair value of the implied goodwill was zero. Accordingly, a goodwill impairment charge of $18 million, representing the entire goodwill associated with the MG Rover parts and accessories business at that date, was included in “Other Operating Expenses” in the Consolidated Statement of Results of Operations and reported in the “All Other” category in Note X (reference segment note).

Note 14. Acquisitions, page 25

9.
We note that you include remanufacturing of Caterpillar engines and components and remanufacturing services for other companies within the “All Other” segment. We also note that you acquired Progress Rail Services, a remanufacturer of locomotive and railcar products and services for $1.0 billion in May 2006. You disclose that the acquisition “is a strong fit with [y]our strategic direction and will leverage Caterpillar’s remanufacturing capabilities.” Please tell us the nature of the products and/or services that you provide as a remanufacturer. Discuss the significant terms of your agreements with customers. Tell us how you record revenues from remanufacturing and discuss the underlying accounting literature upon which you relied and how you applied that literature to your facts and circumstances. We note from your May 19, 2006 Form 8-K that in some cases you record “the value of the entire product” as revenue and in other cases you record “the value of the service.” Please tell us in sufficient detail about each of your revenue recognition methods and your analysis of why each method is appropriate for each set of facts and circumstances.

Caterpillar Response:

As Progress Rail’s business differs from our remanufacturing business that existed prior to the acquisition of Progress Rail, we have provided separate responses to your comments.

Progress Rail Services

Progress Rail acquires the items that it remanufactures through direct purchase of used components from various suppliers, through replacement of components as a part of the railcar and locomotive repair services it provides to its customers, and through the purchase of railcars and locomotives for dismantling and salvage. Examples of the primary components that Progress Rail routinely remanufactures are wheelsets, which include wheel plates, roller bearings and axles; bolsters; side frames; brake beams; yolks; couplers; and other freight car and locomotive components. Prior to remanufacturing, the components are held as core inventory and once a component is remanufactured, it becomes part of our remanufactured components inventory and is either sold directly to a customer or is used in the freight car and locomotive repair and maintenance services provided to customers by Progress Rail.

In addition to used railcar and locomotive components, Progress Rail also remanufactures a lesser quantity of certain pieces of track components, primarily switch sections and the related components that comprise the entire switch. The accounting for the track switches is virtually the same as described above for railcar and locomotive components.

Also, Progress Rail provides essentially the same remanufacturing services described above to customer supplied material on a “repair and return basis.” The customer supplies the used components to Progress Rail. Progress Rail then replaces any worn or damaged miscellaneous parts on such components, remanufactures the customer-supplied components and returns the remanufactured components to the customer. These customer-supplied components are segregated from Progress Rail’s inventory held for resale. Title for this customer-owned material does not transfer to Progress Rail. Customer owned material is not valued in the computation of Progress Rail’s inventory value and it is not resold to customers to generate revenue.

Progress Rail’s agreements with customers include written contracts and customer purchase orders. The relevant terms of Progress Rail’s revenue related contracts with respect to remanufactured components and remanufacturing services normally vary based on the customer. Generally, common contract terms state the price at which the remanufactured components will be sold or at which the remanufacturing service will be performed on a “repair and return basis,” and the length or term of the contract. Warranty terms and the location, cost and method of delivery are also addressed. Contracts also usually specify that any work performed or products provided will be in accordance with the mechanical specifications of the Association of American Railroads (“AAR”), which organization sets the standards and practices for railcars and locomotives that travel in railroad interchange service within the United Sates, Canada and Mexico. In certain cases the AAR sets the price at which various components are sold and the hourly rate at which repair and maintenance services are performed. This AAR policy ensures a uniform cost structure for rail equipment that undergoes repairs while in-transit and also ensures that all rail equipment owners are treated equitably in their in-transit repair needs. Although the majority of sales of product and provision of services to our customers is made pursuant to the pricing terms and technical specifications contained in our contracts, sales transactions are generally initiated through the issuance of purchase orders when such product or service is requested by our customers on a transaction-by-transaction basis.

In summary, revenue from sales of components, including sales of remanufactured components, is recognized when title passes to the customer and revenue from services is recognized when services are completed as follows:

▪  Sale of remanufactured components - revenue is recognized upon delivery of the component to the customer.
▪  Repair and maintenance services, including any remanufactured components installed in connection with the services - revenue is recognized when the railcar or locomotive is delivered to the customer. Upon delivery, the customer is invoiced for the completed work (the invoice includes separate amounts for any components installed and the repair labor provided).
▪  Revenue with respect to services provided in connection with repair and return work (as described above) is recognized when such customer owned components are delivered to the customer.

All of our revenue is recognized in accordance with the provisions of Staff Accounting Bulletin Topic No. 13, Revenue Recognition.

In general, the differentiation related to revenue recognized from “the value of the entire product sold” and revenue recognized from “the value of the service” is summarized above, which describes revenue recognition.

In all cases, Progress Rail recognizes revenue from product sales or services rendered at the time; (a) persuasive evidence of an arrangement exists, (b) the product or service has been delivered to the customer, (c) the sales price is fixed or determinable, (d) the collectibility of the sales proceeds is reasonably assured, and, (e) all significant obligations of the company have been satisfied.

Remanufacturing Other than Progress Rail

Our other remanufacturing operations are primarily focused on the remanufacture of Caterpillar engines and related components such as injectors, turbochargers, water pumps, oil pumps, cylinder packs, fuel systems and cylinder heads. In this business, used engines and related components (core) received from Caterpillar dealers are inspected, cleaned and remanufactured. About 15% of the remanufactured products are engines and the remainder are engine components. Caterpillar owns and has title to the core during the remanufacturing process. The rebuilt engine or component (the core plus any new content) is then sold as a remanufactured product to Caterpillar dealers. Revenue is recognized when the remanufactured engine or component is shipped and title passes to the dealer. In each case, the SAB Topic 13 criteria discussed above have been met when revenue is recognized.

Sales to dealers are based on purchase orders for specific transactions and are not governed by specific long-term contracts. Our dealer sales and services agreements are described on page 8 of our 2005 Form 10-K.

We also remanufacture non-Caterpillar components, primarily components for the automotive industry such as transmissions and fuel injectors. The majority of this business is conducted by the company formerly known as Williams Technologies (which we acquired in 2004 and renamed Caterpillar Remanufacturing Powertrain Services, Inc.) and at a Caterpillar facility in Shrewsbury, England. In total, sales of non-Caterpillar remanufactured components represented less than 1% of 2005 consolidated sales and revenues. In this business, we have long-term contracts with customers that generally contain pricing information, payment terms, and technical specifications. For certain contracts, purchase orders that provide more detailed information are also issued. In most cases, we do not own the core for these non-Caterpillar components. Our sale represents the value of the remanufacturing service and new part content that we add during the remanufacturing process. The sale is recognized when the remanufactured component is shipped to the customer and all SAB Topic 13 criteria have been met.

Acknowledgement:

On behalf of the company, the undersigned acknowledges that:

▪	Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including its Form 10-K for the fiscal year ended December 31, 2005;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and

▪	Caterpillar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you need any further information.

 Respectfully submitted,

   /s/David B. Burritt
   David B. Burritt
 Vice President and Chief Financial Officer
 Caterpillar Inc.
 100 NE Adams Street
 Peoria, IL 61629